Cream Minerals Ltd.

Annual and Quarterly Report

Year Ended March 31, 2010 and

Three Months Ended March 31, 2010 (Q4 2010)

Management's Discussion and Analysis		2
1.1	Date	2
1.2	Overview and Management's Discussion and Analysis	2
1.2.1	Nuevo Milenio Silver Gold Property, Mexico	3
1.2.2	Blueberry Property, Manitoba	6
1.2.3	Casierra Diamond Property, Sierra Leone	7
1.2.4	Kaslo Silver Property, British Columbia	8
1.2.5	Wine Nickel-Copper Property, Manitoba	8
1.2.6	Stephens Lake Property, Manitoba	8
1.2.7	Goldsmith Property, British Columbia	9
1.2.8	Mineral Property Option Payments Due In Fiscal 2011	9
1.2.9	Market and Industry Trends	9
1.3	Selected Annual Information	9
1.4	Results of Operations	10
1.5	Summary of Quarterly Results	12
1.6	Liquidity	13
1.8	Off-Balance Sheet Arrangements	17
1.9	Transactions with Related Parties	17
1.10	Fourth Quarter	18
1.11	Proposed Transactions	19
1.12	Critical Accounting Estimates	20
1.13	Critical Accounting Policies and Changes in Accounting Policies	20
1.14	Financial Instruments and Other Instruments	23
1.15	Other MD& A Requirements	25
1.15.1	Additional Disclosure for Venture Issuers without Significant Revenue	25
1.15.2	Disclosure of Outstanding Share Data	26
1.16	Other Information	27

Cream Minerals Ltd.

Annual and Quarterly Report

Year Ended March 31, 2010 and

Three Months Ended March 31, 2010 (Q4 2010)

Management's Discussion and Analysis

Forward-Looking Statements:  The statements herein that are not historical facts are forward-looking statements.  These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the Company's filings with Canadian securities regulators.  Actual results could differ from those currently projected.  The Company does not assume the obligation to update any forward-looking statement.

Cautionary Note to United States Investors Concerning Mineral Reserves and Resources:  These materials may use the terms ‘mineral reserves', ‘measured resources', ‘indicated resources' and ‘inferred resources'.  U.S. investors are advised that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects) (“NI 43-101”), the definition of reserves differs from that outlined in the United States Securities and Exchange Commission (“SEC”) Guide 7, and the definitions of resources are not recognized.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves.  In addition, ‘inferred resources' have a great amount of uncertainty as to their existence and economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian Rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under NI 43-101.  U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable.

1.1

Date

The effective date of this annual report is July 26, 2010.

1.2

Overview and Management's Discussion and Analysis

This Management's Discussion and Analysis (“MD&A”) contains certain “Forward-Looking Statements.”  All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, exploration and development activities, and future plans of the Company are forward-looking statements that involve various risks and uncertainties including changes in future prices of precious metals; variations in resources and grades, accidents, labour disputes and other risks associated with the mining industry, delays in obtaining governmental approvals or financing.

Cream Minerals Ltd. (“Cream” or the “Company”) is a mineral exploration company.  The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.  During the year ended March 31, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to more appropriately align itself with policies adopted by other exploration companies at a similar stage of development in the mining industry.  All comparative figures have been restated where necessary.

This MD&A should be read in conjunction with the annual audited consolidated financial statements of Cream Minerals Ltd. for the years ended March 31, 2010 and 2009.  All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cream's consolidated loss for the year ended March 31, 2010 (“fiscal 2010”) was $1,264,902 or $0.02 per share compared to Cream's consolidated loss of $2,396,576 or $0.05 per share in the year ended March 31, 2009 (“fiscal 2009”).  Highlights during the year ended March 31, 2010 include:

•

Cash used in operations in fiscal 2010 was $1,035,098 compared to $1,367,972 used in operations in fiscal 2009.

•

Cash expenditures on mineral property acquisition costs totalled $81,125 in fiscal 2010 compared to $135,006 in fiscal 2009.

•

Extending the marine exploration licence in Sierra Leone for a one-year period to allow additional time for the Company to review its available options which could include a bulk sampling program providing adequate funding is available, or a joint venture or other form of transaction.  Subsequent to March 31, 2010, the Company did not renew the marine exploration license and will be ceasing operations in Sierra Leone.

Cream Minerals Ltd.

Annual and Quarterly Report

Year Ended March 31, 2010 and

Three Months Ended March 31, 2010 (Q4 2010)

1.2.1

Nuevo Milenio Silver Gold Property, Mexico

Regionally, the Nuevo Milenio Project is situated within an early Miocene volcanic caldera field of the Sierra Madre Occidental Volcanics. The area is traversed by the Tepic – Zacoalco rift zone, an en echelon extensional structural zone forming the boundary zone with the Jalisco block.  The Tepic area is overlain by the young volcanics of the Trans Mexican Volcanic Belt.  The Nuevo Milenio Project is a low sulphidation, epithermal precious metals prospect containing gold-silver mineralization in quartz veins and in quartz stockwork zones within an area of Miocene volcanics in a collapsed caldera structure.

The Nuevo Milenio property originally consisted of four lots encompassing 6927.8482 hectares (“Ha”), and was denounced (staked) in February 2000.  Titles to the lots were received in February 2001.  In June 2005 an application to reduce the Nuevo Milenio Fraccion 1 and to abandon CMM II was filed with the Department of Mines and now has an area of approximately 2,560 Ha.

The Nuevo Milenio project has excellent infrastructure and is only 27 km by road (24kms by highway, 3 kms by dirt road) from Tepic, the capital of Nayarit State, Mexico.  Tepic has a population of approximately 300,000 people, and is 150 km northeast of Puerto Vallarta.  The property is readily accessible as it is three km from a paved highway.  In addition, a railway, airport, power lines and water are within reasonable distance of the property providing cost-effective access to infrastructure in the event the property is advanced to production.  In addition the close proximity to Tepic would allow employees to commute to the possible mine site generating additional cost savings as a working camp would not be required.

A series of National Instrument 43-101 (“NI 43-101”) compliant Inferred Mineral Resource reports, the most recent dated December 24, 2008, can be found on the Company's website.  Drill results and other exploration developments may be found on the Company's website and in various news releases issued throughout the property exploration program as results were received.

In January of 2009, the Company began a systematic review of a planned US$3,200,000 underground development program at the Nuevo Milenio Project.  The objective of the review was to divide the underground development program into separate stages, each of which would include underground development with cross cuts to define vein width, structure and grade as well as diamond drilling.  In May of 2009, Cream outlined a revised, lower capital cost, staged underground development plan.  Each stage of the development plan would entail a significantly smaller capital cost than the originally proposed comprehensive plan and therefore could possibly be more easily financed at a lower cost of capital.  The objectives of the revised underground development program were to establish the true grade and economic width of the mineralized zone, through staged underground diamond drilling in order to begin upgrading the inferred mineral resources to the measured and indicated status as well as add additional inferred mineral resources.

Cream Minerals Ltd.

Annual and Quarterly Report

Year Ended March 31, 2010 and

Three Months Ended March 31, 2010 (Q4 2010)

In support of the revised underground development plan, Cream initiated the required environmental studies, including biological, hydrological and land use, as well as a survey of the proposed area for the portal.  The environmental permits were submitted, and answers to queries from the various regulatory bodies were prepared and submitted.  Powder magazines, which comply with government requirements, have been completed and an application for permits to purchase and use explosives was also submitted.  Negotiations were initiated to secure surface land use rights and a contractor was selected.

On July 24, 2009, the Company entered into an option agreement with Roca that would have allowed Roca to earn up to a 70% interest in the Nuevo Milenio Project.  In order to acquire a 50% legal and beneficial interest in the Nuevo Milenio Project, Roca was to spend a cumulative US$12,000,000 in exploration work on the property by July 24, 2013, in accordance with a schedule set forth in the agreement.

Roca did not meet its first year expenditure commitment by July 24, 2010, and as a result, the Company has terminated the agreement with Roca.  Under the terms of the option agreement Roca was the operator of the project.

Until July 24, 2009, and effective commencing July 23, 2010, Mr. Ferdinand Holcapek, P. Eng., Director and Administrator General, Cream Minerals de Mexico, SA de CV, was and will be responsible for supervising exploration programs on the Nuevo Milenio Project.  He was responsible for all technical reporting and is the Company's "Qualified Person" for the purpose of NI 43-101.

On the Nuevo Milenio property, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year in order to maintain the concessions.  Roca, as the operator of Nuevo Milenio under the option agreement, was responsible for making all tax payments for the term of the option agreement.  Roca reimbursed the Company for the tax payment made for Nuevo Milenio in January 2010 in the amount of US$23,717.  Cream made the tax payment in July 2009.

Expenditures incurred by the Company on the Nuevo Milenio property in fiscal 2010 (fiscal 2009 numbers in parentheses) include the following: assays and analysis - $18,842 ($2,842); geological and geophysical - $75,920 ($174,583); site activities - $137,714 ($147,280); stock-based compensation - $Nil ($23,785); and travel and accommodation- $13,277 ($17,239).

Highlights of the Roca drill program:

•

The initial program comprised five HQ-size diamond drill holes, each of which were primarily designed to twin existing drill holes by Cream.

•

Drill hole NM-10-01 intersected 11.98 metres (8.64 metres estimated true width (“ETW”) averaging 239.5 g/mt Ag and 0.942 g/mt Au, including 4.98 metres (3.59 metres ETW) grading of 434.0 g/mt Ag and 1.585 g/mt Au.  This intersection successfully replicates the 12-metre interval encountered in historic drill hole DDH-02-06, but returned a 62% increase in silver grade and a 103% increase in gold grade over the twinned interval;

•

Drill hole NM-10-02 intersected 10.98 metres (7.80 metres ETW) averaging 103.0 g/mt Ag and 0.457 g/mt Au, including 2.78 metres (2.00 metres ETW) grading 262.9 g/mt Ag and 1.50 g/mt Au.  This is a narrower intersection than encountered in its twin, drill hole DDH-07-32, and the intervals are not directly comparable.

•

Drill hole NM-10-04 intersected 4.55 metres (2.92 metres ETW) averaging 1,299 g/t Ag and 4.27 g/t Au, including 3.11 metres (2.00 metres ETW) grading 1,886 g/t Ag and 6.18 g/t Au, and including 1.05 metres (0.67 metres ETW) grading 4,712 g/t Ag and 15.54 g/t Au.

•

Drill hole NM-10-03 intersected 9.84 metres (6.96 metres ETW) averaging 31.6 g/t Ag and 0.942 g/t Au, including 0.88 m (0.62 m ETW) grading 76.8 g/t Ag and 3.778 g/t Au.

Cream Minerals Ltd.

Annual and Quarterly Report

Year Ended March 31, 2010 and

Three Months Ended March 31, 2010 (Q4 2010)

•

Drill holes NM-10-01 to NM-10-04 tested the Dos Hornos - Veta Tomas vein system over a strike length of approximately 850 metres, with hole-spacing from 225 metres to 380 metres - previous work outlined the zone over a minimum strike length of 1,300 metres and it remains open to the north, south and down dip.

•

Numerous other areas of interest on the property are yet to be explored, including a large circular area on strike to the northeast that is covered by a silica cap.

•

The drilling results successfully demonstrate that conventional HQ diamond drilling can readily test the zones of interest at Nuevo Milenio - core recovery averaged 90% or greater in the zones of interest initially sampled, compared to historic recoveries for the Project that ranged from 20% to 80%.  Lower recoveries occur over narrow clay-gouge intervals.

•

Drill hole NM-10-05 intersected several intervals of silver-gold mineralization at Once Bocas, returning a near-surface interval of 12.19 metres averaging 90.9 g/t Ag and 0.496 g/t Au (including 2.49 metres grading 379.6 g/t Ag and 2.238 g/t Au), two intermediate intervals, and a lower 4.07 metre interval averaging 114.5 g/t Ag and 0.311 g/t Au.  Once Bocas has had very limited drilling to date, however the recent results highlight mineralization extending beyond discreet veins and into appreciable zones of altered wallrock, locally containing quartz stockworks and sheeted veinlets.

The following tables compare and summarize previous sample intervals and assays with those from twinned drill holes NM-10-03 and NM-10-04 (2010) by Roca.

Table 1: Comparison of DDH-06-20 and Twin NM-10-03 (Veta Tomas)

Drill Hole	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)
DDH-20-06	148.80	160.80	12.00	110.4	1.183
NM-10-03	155.49	165.33	9.84	31.6	0.942

Table 2: Comparison of DDH-07-23 and Twin NM-10-04 (Veta Tomas)

Drill Hole	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)
DDH-07-23	78.60	84.60	6.00	525.7	1.706
NM-10-04	82.35	86.90	4.55	1299	4.27
Including	82.35	85.46	3.11	1886	6.18

Drill hole NM-10-05, (twin of DDH-06-03) was completed at the central part of the Once Bocas zone.  Previous work there identified a broad band of discrete quartz veining, sheeted quartz veinlets and stockwork mineralization enveloped by moderately to intensely clay-altered volcanic rocks.

Once Bocas Zone

Once Bocas is a broad, moderate to intense argillic alteration zone that includes numerous well-developed quartz stockworks and several discrete veins.  The zone has a minimum strike length of 350 metres, its vertical dimension is more than 150 metres and its width at surface is approximately 100 metres. Additional surface showings to the northwest and southeast along strike suggest that the Once Bocas zone could have an overall strike length well in excess of 1,000 metres.

Drill hole NM-10-05, a twin of Cream's drill hole DDH-06-03, was collared on the central part of the known Once Bocas zone, 550 metres west-southwest of drill hole NM-10-01.  Drill hole NM-10-05 successfully cut the zone returning multiple intersections of low-grade silver-gold mineralization within which high-grade silver-gold veins occur.  The following table compares previous sample intervals and assays with those from drill hole NM-10-05 of the 2010 program.

Cream Minerals Ltd.

Annual and Quarterly Report

Year Ended March 31, 2010 and

Three Months Ended March 31, 2010 (Q4 2010)

Table 3: Comparison of DDH-06-03 and NM-10-05 (Once Bocas)

Drill Hole	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)
DDH-06-03	18.00	30.00	12.00	109.6	1.170
including	26.00	28.00	2.00	471.7	5.479
And	132.00	146.00	14.00	18.7	0.135
And	186.00	188.00	2.00	46.0	0.136
NM-10-05	18.30	30.49	12.19	90.9	0.496
including	25.61	28.10	2.49	379.6	2.238
including	26.55	28.10	1.55	568.2	3.327
And	108.23	112.80	4.57	27.3	0.174
And	125.00	134.15	9.15	40.6	0.110
including	131.10	134.15	3.05	92.2	0.128
And	245.93	250.00	4.07	114.5	0.311
including	246.95	248.48	1.53	227.0	0.713

All diamond drilling for the program was carried out by Falcon Perforaciones Mexico, S.A. de C.V.  All assaying is being conducted by ACME Analytical Laboratories of Vancouver, BC.  Samples are analyzed for 36 elements using four-acid digestion ICP-ES and for gold and silver using fire assay fusion with ICP-ES finish. Over-limits for gold and silver are re-assayed using a gravimetric finish.

Since the signing of the option agreement, Roca geologists have reviewed, compiled and analyzed data from historical Cream assay sheets and geochemical and geological mapping data.  In addition, Roca initiated work on a three dimensional model of the Nuevo Milenio geology.  All of the above information was employed in designing the current drilling program.

Roca engaged Mr. Robert (“Bob”) Lane, P.Geo, a recognized authority on epithermal gold and silver mineralization to oversee the exploration program at Nuevo Milenio.  Mr. Lane was the NI 43-101 qualified person responsible for the supervision of the drilling and sampling program to July 22, 2010, when the agreement with Roca was terminated.

1.2.2

Blueberry Property, Manitoba

In November 2009, the Company entered into an option agreement to acquire the Blueberry property from W.S. Ferreira Ltd. and the Company staked additional claims which have been appended to the option agreement.  The property is located approximately 20 km north-east of Flin Flon, Manitoba.  The option agreement provides for a cash payment of $100,000 and issuance of 400,000 shares (40,000 issued) over five years with a down payment of $10,000.  The cash payments are $10,000 on regulatory approval, $10,000 on the first anniversary, and $20,000 on each of the second to the fifth anniversary dates.  Share issuances are 40,000 on regulatory approval and 40,000 on the first anniversary of regulatory approval, and 80,000 common shares on each of the second to the fifth anniversary dates.

The Company must incur cumulative exploration expenditures totalling $30,000 following the date of regulatory approval, commencing with expenditures of $5,000 prior to the first anniversary date, and a minimum of $5,000 annually by each anniversary date on or prior to the fifth anniversary.

On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

The Blueberry property can be accessed year round by a forest service road which passes through the property providing easy access both to the property and the outcrop detailed below.

Cream Minerals Ltd.

Annual and Quarterly Report

Year Ended March 31, 2010 and

Three Months Ended March 31, 2010 (Q4 2010)

William S. Ferreira, P.Eng, Geol, reports that numerous gold occurrences have been located on a large, approximately 250-metre by 400-metre outcrop hosting quartz stockwork within rhyolite and basalt intruded by gabbro.  Prospecting sampling by Mr. Ferreira yielded the following values:

2005 Prospecting Samples Taken from Large Outcrop
Sample	Au (gm/mt)	Width
7903	11.13	Grab
7912	5.69	Grab
7914	2.51	Grab
7928	43.28	0.2m
7932	2.74	0.3m
7943	5.84	Grab
7947	5.33	Grab
7955	11.89	0.5m
7956	25.55	0.5m
7959	4.05	0.3m

The Blueberry Lake project is contained within Manitoba's prolific Flin Flon-Snow Lake Volcanogenic Massive Sulphide Belt. The Blueberry Lake property resides close to the eastern edge of the Manitoba portion of the Flin Flon volcanic belt within a segment of volcanic rocks that stretches from the Manitoba – Saskatchewan border to the Athapapuskow Lake and North East to Naosap Lake.  It is this section of the greenstone belt that contains many of the massive sulphide deposits discovered to date within the Flin Flon – Snow Lake Belt, including the Flin Flon and Trout Lake deposits of HudBay Minerals Inc.

The Company conducted a linecutting and induced polarization (“IP”) survey program in late November to early December 2009 on the Blueberry property.  A strong chargeability response - the IP response parameter - was obtained over the 250-metre by 400-metre outcrop containing numerous gold occurrences.  The outcrop is in the northeastern end of a strong response of some 900 metres length that strikes southwesterly paralleling numerous splays of the Mikanagan fault zone. Three other smaller zones of higher chargeability were recorded to the northwest and southeast of the main anomaly.

At present the data is being compiled and will be assessed with that of historical exploration work done in the immediate area, to better define targets for a follow-up drill program.

Mr. Peter Walcott P.Eng. supervises the IP programs on the Blueberry Project. He is responsible for the technical reporting and is the Company's “Qualified Person” for the purpose of National Instrument NI 43-101.

1.2.3

Casierra Diamond Property, Sierra Leone

In June 2006 the Company earned a 70% interest in production from two exclusive prospecting licence (“EPL”) areas for diamonds and other minerals and metals in Sierra Leone, West Africa, from Casierra Diamond Corporation (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”), (collectively, “Casierra”).  Casierra received an extension to the Offshore Marine License EPL 5/94 at the beginning of fiscal 2010, but has determined that it will not be renewing the license, and as a result, has recorded a write-off of the marine license in the amount of $25,467 in fiscal 2010.

Acquisition costs of $113,327 related to the Sewa River claims were written off in the year ended March 31, 2009.  Where possible, the Company's representative in Sierra Leone has been selling equipment employed in the Sewa River onshore concession, providing working capital for the wind-up of operations for operations in Sierra Leone.

Cream Minerals Ltd.

Annual and Quarterly Report

Year Ended March 31, 2010 and

Three Months Ended March 31, 2010 (Q4 2010)

Mr. Benjamin Ainsworth, consultant to Cream, and Mr. Frank A. Lang, Chairman and a director of Cream are the significant shareholders in CDC.  Mr. Lang holds approximately 34% of the issued and outstanding shares of CDC.  Mr. Benjamin Ainsworth, P.Eng. President of Ainsworth Jenkins Consultants Ltd. is the President of both CDF and CDC.

Exploration expenditures incurred on the Casierra claims in fiscal 2010 (fiscal 2009 numbers in parentheses) include the following: community relations - $Nil ($32,040); dredging and bulk sampling - $Nil ($112,276); geological and geophysical - $2,877 ($8,623); site activities - $21,173 ($191,578), stock-based compensation – $Nil (recovery of $3,888); travel and accommodation - $460 ($30,955), and write-off of equipment, net of recoveries of $93,187 in fiscal 2009.  In fiscal 2010, the Company received $24,740 from the sale of equipment which assisted in covering expenditures in Sierra Leone.

1.2.4

Kaslo Silver Property, British Columbia

The 100%-owned Kaslo Silver Property hosts eleven historic high-grade silver deposits within 14 kilometres of sub-parallel shear zones.  It is located 12 kilometres west of Kaslo in southern British Columbia.

Exploration costs incurred on the property totalled $941 in fiscal 2010 compared to $359 in fiscal 2009.  The Company also received $20,049 in Mineral Exploration Tax Credits related to expenditures in the fiscal year ended March 31, 2007.

Ms. Linda Dandy, P.Geo, of P&L Geological Services, has supervised the Company's previous exploration programs summarized above and is the Company's supervisor and “Qualified Person” for the purpose of NI 43-101.

1.2.5

Wine Nickel-Copper Property, Manitoba

In March 2006, the Company entered into an option agreement, subsequently amended, to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, located approximately 60 kilometres southeast of Flin Flon, Manitoba.  The Company may earn its interest by making payments totalling $105,000 ($95,000 paid) and issuing 200,000 common shares (issued) over a 48-month period.  The Company must also incur exploration expenditures on the property of $5,000 annually for four years, which have been completed.  On completion of these obligations, the property will be subject to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

Mr. A. J. Spooner, P.Eng, of A.J. Spooner Exploration Services, Inc., Flin Flon, Manitoba, is the Qualified Person for National Instrument 43-101.

1.2.6

Stephens Lake Property, Manitoba

The Trout Claim Group is situated 100 kilometres east of Gillam, Manitoba.  In order to facilitate the exploration of the property, Sultan Minerals Inc., ValGold Resources Ltd., and the Company (the “Companies”), agreed to pool three respective and contiguous exploration licences, so that each would hold an undivided one-third interest in the three exploration licences.  The Companies have since reduced the size of the property to the Trout Claim Group.  The Trout Claim Group was acquired under an option agreement whereby the Companies made combined cash payments totaling $110,000 and issued a combined 200,001 common shares.  The Companies and the optionor may enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.  To date, a joint venture agreement has not been entered into.

Cream Minerals Ltd.

Annual and Quarterly Report

Year Ended March 31, 2010 and

Three Months Ended March 31, 2010 (Q4 2010)

Expenditures in fiscal 2010 incurred on all of the Manitoba properties including the Blueberry property, with the fiscal 2009 numbers in parentheses, were: geological and geophysical - $111,818 ($75,739) and site activities - $544 ($1,742) and travel and accommodation - $30,676 ($Nil).

1.2.7

Goldsmith Property, British Columbia

The Company holds an option to acquire a 100% interest in the Goldsmith property comprised of the Goldsmith and Lucky Jack properties located near Kaslo, British Columbia.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (issued) and cash payments totalling $110,000 ($90,000 paid) over six years.  The final payment of $20,000 has been extended over a period of four months, at $5,000 per month until September 26, 2010.

The Lucky Jack option agreement calls for the issuance of 200,000 common shares (issued) and payments totalling $110,000 ($90,000 paid) over six years.  The optionors will retain a 2.0% net smelter returns royalty (“NSR”) on all metals.  The Company may acquire one half of the NSR on each of the two properties for $1,000,000 each upon commencement of commercial production or earlier.  The Lucky Jack option agreement has been written down by $180,999 to a nominal carrying value of $1, as no exploration has been carried out on the property for a period of three years.  An amendment to the final payment of $20,000 due on the Goldsmith Property was made, extending the April 2010 payment to four monthly payments of $5,000, commencing June 26, 2010, with the final payment due on September 30, 2010.  Subsequent to March 31, 2010, two payments of $5,000 have been made pursuant to the amended agreement.

Expenditures on the Goldsmith and other properties in fiscal 2010, with the fiscal 2009 numbers in brackets, were: assays and analysis - $2,500 ($8,824); geological and geophysical - $315 ($16,308); site activities - $Nil ($1,003), travel and accommodation - $Nil ($5,456) and trenching - $Nil ($13,058).  The Company also received $17,935 in mineral exploration tax credits related to expenditures in the years ended March 31, 2008 and 2007.

Linda Dandy, P.Geo., of P&L Geological Services, is the Company's supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

1.2.8

Mineral Property Option Payments Due In Fiscal 2011

Payments due on mineral property interests in the fiscal year ended March 31, 2011, include cash payments of $60,000 and share payments of 40,000 common shares to be issued pursuant to mineral property interests held by the Company at March 31, 2010.

1.2.9

Market and Industry Trends

The average gold and silver prices in 2008 were US$872 and US$14.49 per ounce, respectively, and the average prices for 2009 were US$972 and US$14.67 per ounce, respectively.  To the date of filing of this Annual Report the average prices for 2010 for gold and silver are US$1,158 and US$17.67, respectively.  The Company does not have any revenue from the sales of gold and silver, or any other source of revenue.

1.3

Selected Annual Information

During the year ended March 31, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to align itself with the policies adopted by other exploration companies at a similar stage of development in the mining industry.  Prior to the year ended March 31, 2009, the Company capitalized all such costs to mineral property interests held directly or through an investment, and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Cream Minerals Ltd.

Annual and Quarterly Report

Year Ended March 31, 2010 and

Three Months Ended March 31, 2010 (Q4 2010)

Exploration expenditures are now charged to earnings as they are incurred until the mineral property interest reaches the development stage.  Significant costs related to mineral property acquisitions, including allocations for undeveloped mineral property interests, are capitalized until the viability of the mineral property interest is determined.  When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations will be capitalized.  The impact of this change on the previously reported March 31, 2008, consolidated financial statements is as follows:

	For the years ended March 31,
	2010	2009	2008
Expenses			(restated)
Amortization	$ 865	$ 661	$ 624
Exploration costs	379,073	952,989	2,364,251
Finance costs	35,579	29,646	154,010
Foreign exchange losses / (gains)	(22,860)	20,525	41,516
Legal, accounting and audit	99,981	82,593	74,714
Management and consulting fees	30,000	120,000	136,500
Office and administration	162,101	173,626	132,444
Property investigation costs	--	105	1,734
Salaries and benefits	230,693	193,118	115,736
Shareholder communications	143,990	252,965	353,259
Stock-based compensation	2,081	212,986	414,484
Travel and conferences	1,998	5,372	21,262
Write-down of mineral property acquisition costs
Interest income	(4,658)	(620)	(5,745)
	1,286,039	2,462,278	3,914,530
Loss before income taxes	(1,286,039)	(2,462,278)	(3,914,530)
Future income tax recovery	21,137	65,702	--
Loss for the year	$ (1,264,902)	$ (2,396,576)	$ (3,914,530)
Loss per common share	$ (0.02)	$ (0.05)	$ (0.08)
Weighted average number of common shares outstanding – basic and diluted	64,681,207	52,370,459	47,872,669

1.4

Results of Operations

Year Ended March 31, 2010 (“fiscal 2010”), Compared to Year Ended March 31, 2009 (“fiscal 2009”)

In fiscal 2010, Cream incurred a loss of $1,264,902, a loss per common share of $0.02, compared to a loss of $2,396,576, a loss of $0.05 per common share in fiscal 2009.

Exploration costs of $379,073 were incurred in fiscal 2010, compared to $952,989 in fiscal 2009, contributing to the loss in each period.  Expenditures in fiscal 2010 by project area, with comparative figures for fiscal 2009 in parentheses are as follows:  Casierra Property, Sierra Leone - $24,510 ($464,771); Kaslo Silver Property, British Columbia - $941 ($359); Goldsmith and other properties, British Columbia - $2,815 ($44,649); Manitoba Properties, Manitoba - $143,038 ($77,481) and Nuevo Milenio, Mexico - $245,753 ($365,729)

Cream Minerals Ltd.

Annual and Quarterly Report

Year Ended March 31, 2010 and

Three Months Ended March 31, 2010 (Q4 2010)

The Company wrote-down its interest in the Cream Offshore claims, exploration work undertaken on the Sewa River onshore claims, its interest in the Kootenay-Gemstone Property and the Grand Nickel Project in Manitoba for a total of $418,312 in fiscal 2009.  In fiscal 2009, the Company incurred and wrote-off the acquisition costs of $25,467 on the marine license in Sierra Leone and $20,730 on an option payment on the Nacaral property in Mexico.  The Company also wrote off acquisition costs on the Lucky Jack claims totalling $180,999, for a total mineral property write-down of $227,196 in fiscal 2010.

Total general and administrative expenses totalled $684,428 in fiscal 2010, compared to $1,091,597 in fiscal 2009.  Significant differences between the levels of expenditures in the two fiscal years include the following:  an increase in finance costs from $29,646 in fiscal 2009 to $35,579 in fiscal 2010, relating to interest on accounts payable; an increase in legal, accounting and audit fees from $82,593 in fiscal 2009 to $99,891 in fiscal 2010, primarily relating to legal fees; a decrease in management and consulting fees from $120,000 in fiscal 2009 to $30,000 in fiscal 2010, as fees are no longer paid to Lang Mining Corporation; and a decrease in shareholder communications from $252,965 in fiscal 2009 to $143,990 in fiscal 2010, as the Company does not have sufficient working capital to carry out any major investor relations programs.  Stock-based compensation decreased from $212,986 in fiscal 2009 to $2,081 in fiscal 2010.

Pursuant to the terms of the loan agreement entered into with Mr. Lang in 2007, the Company commenced paying interest to Mr. Lang on a per annum rate of six percent (6%).  Interest is payable quarterly commencing ninety (90) days from the date of regulatory approval, and interest payments will be payable every ninety (90) days thereafter until the loan is repaid in full.  To March 31, 2010, Mr. Lang was repaid $500,000 (March 31, 2009 - $500,000) of this interest-bearing loan.  The loan and accrued interest thereon may be prepaid by the Company in whole or in part at any time and from time to time, without penalty.  All debt owing to Mr. Lang is unsecured.  During the year ended March 31, 2010, Mr. Lang advanced an additional $137,100, with interest payable at 1% per month, with no specified terms of repayment.  Other cash advances during the year ended March 31, 2010, are recorded as share subscriptions.  In fiscal 2010, $21,282 in interest was recorded and accrued with respect to the loans, with a total of $44,272 unpaid and accrued to March 31, 2010.

Cream conducted most of its exploration activities in Mexico and in Canada in fiscal 2010, and as such, the Company has foreign exchange risks associated with exploration in foreign jurisdictions.  The Company had a foreign exchange gain of $22,860 in fiscal 2010, compared to a foreign exchange loss of $20,525 in fiscal 2009.  The Company's cash balances are primarily held in Canadian dollars with nominal funds held in United States dollars and in Mexican pesos.

Consulting fees of $30,000 (2009 - $30,000) were paid or are payable to Kent Avenue Consulting Ltd. for services rendered by Sargent H. Berner, a director of the Company.

Quorum Management and Administrative Services Inc. (“Quorum”) provides accounting, administrative and other services on a full cost recovery basis to Cream and other public companies sharing office space.  Office and administration costs decreased from $173,626 in fiscal 2009 to $162,101 in fiscal 2010.  The office and administration costs include rent, telephone, shared office services and other costs related to administration of a public company, and may vary from period to period.  Salaries and benefits have increased from $193,118 in fiscal 2009 to $230,693 in fiscal 2010.  Salaries in fiscal 2010 include a full years' salary paid or accrued relating to a new president of the Company who commenced in October 2008.

Shareholder communications include expenses paid to outside consultants.  The Company had an agreement with Arbutus Enterprises Ltd. (“Arbutus”) to provide investor relations services at a monthly fee of $2,000.  Arbutus was paid $18,000 in fiscal 2009, and no services were rendered in fiscal 2010.  Axino AG was paid $851 in fiscal 2010 and $45,000 in fiscal 2009, for services primarily related to the European markets, CHF Investor Relations (Cavalcanti Hume Funfer Inc.) (“CHF”) was paid $37,500 in fiscal 2009, with both contracts cancelled in fiscal 2009.  Dynamic Stock Market Analysts were paid $22,833 to assist the Company in increasing its presence on the internet in fiscal 2009 and $8,250 in fiscal 2010.  Currently, Robert Paul provides investor relations services in the Vancouver office to shareholders and investors at a monthly cost of $3,000.  Website, printing, conference fees, annual general meeting materials, and related shareholder communications make up the balance of costs.

Cream Minerals Ltd.

Annual and Quarterly Report

Year Ended March 31, 2010 and

Three Months Ended March 31, 2010 (Q4 2010)

Travel and conference expenses have decreased from $5,372 in fiscal 2009 to $1,998 in fiscal 2010.

In January 2009, the Company issued 1,780,000 flow-through (“FT”) shares for gross proceeds of $89,000.  Under the FT agreements, the Company agreed to renounce $84,550 of qualifying expenditures to the investors effective December 31, 2009, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2010.  The Company recorded future income taxes at the time of renunciation of approximately $21,137.  Renunciation of these expenditures was made in February 2010.

1.5

Summary of Quarterly Results

The tables below provide administration costs and other income or expenses for the eight quarters in the previous two years and the total exploration costs incurred in the eight quarters in the past two years on a project-by-project basis:

	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and other properties, Canada	Blueberry, Wine and other Properties, Manitoba	Nuevo Milenio Property, Mexico
Fiscal 2009
First Quarter	295,338	266	876	67,651	77,336
Second Quarter	172,997	--	19,103	7,876	69,774
Third Quarter	19,861	44	24,363	455	126,288
Fourth Quarter	(23,425)	49	307	1,499	92,331
Fiscal 2010
First Quarter	7,941	915	801	35	76,623
Second Quarter	2,043	26	614	--	90,837
Third Quarter	3,353	--	1,300	141,965	114,234
Fourth Quarter	11,173	--	100	1,036	(35,941)

Cream Minerals Ltd.

Annual and Quarterly Report

Year Ended March 31, 2010 and

Three Months Ended March 31, 2010 (Q4 2010)

Quarterly information for the eight quarters to March 31, 2010 (restated, where necessary), is summarized as follows:

Statement of Operations Data	Three months ended June 30, 2009	Three months ended September 30, 2009	Three months ended December 31, 2009	Three months ended March 31, 2010
Investment and other income	$ --	$ 6,793	$ 110	$ (2,245)
General and administrative expenses	224,501	228,396	131,965	92,827
Stock-based compensation	631	1,006	444	--
Write-down of mineral property interests	--	--	--	227,196
Exploration costs	86,315	93,520	260,952	61,714
Future income tax recovery	--	--	--	(21,137)
Loss according to financial statements	311,447	322,922	393,361	237,172
Loss from continuing operations per common share	0.00	0.01	0.01	0.00

Statement of Operations Data	Three months ended June 30, 2008	Three months ended September 30, 2008	Three months ended December 31, 2008	Three months ended March 31, 2009
Investment and other income	$ 66	$ 434	$ 20	$ 100
General and administrative expenses	244,636	265,303	156,856	211,262
Stock-based compensation	21,288	19,591	9,553	162,554
Property investigations	--	--	--	105
Write-down of mineral property interests	441,467	418,304	--	8
Exploration costs	--	269,750	171,011	70,761
Future income tax recovery	--	--	--	(65,702)
Loss according to financial statements	707,325	972,948	337,420	378,883
Loss from continuing operations per common share	0.01	0.02	0.01	0.01

1.6

Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At March 31, 2010, Cream had a working capital deficiency of $1,942,480 (a measurement tool generally defined as current assets less current liabilities) compared to working capital deficiency of $1,697,238 at March 31, 2009, and an accumulated deficit of $29,192,869 at March 31, 2010, and at March 31, 2009 of $27,927,967.

These consolidated financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

Cream Minerals Ltd.

Annual and Quarterly Report

Year Ended March 31, 2010 and

Three Months Ended March 31, 2010 (Q4 2010)

The Company has capitalized $454,853 (March 31, 2009 – $587,724) in acquisition costs on its mineral property interests.  On the Nuevo Milenio property in Mexico, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year in order to maintain the property concessions. Roca, as operator of the Nuevo Milenio property, from the date of the option agreement was responsible for making all tax payments during the term of the option agreement. Roca made its first tax payment of US$23,717 in January 2010 for the Nuevo Milenio property.  In addition, the Company must make cash payments of $60,000 in the year ended March 31, 2011, to maintain the mineral property interests held at March 31, 2010.  Subsequent to March 31, 2010, $10,000 has been paid.

The amounts shown as mineral property interests represent costs of acquisition net of recoveries to date, less amounts written off, and do not necessarily represent present or future values.  Recoverability of the amounts shown for mineral properties is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

The Company's ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current financial equity market conditions, the challenging funding environment and the low price of the Company's common shares make it difficult to raise funds by private placements of shares.  The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration of its mineral property interests.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, option agreements on its properties, sales of assets, and settlement of debts by share issuances, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

Plans for Fiscal 2011

The Company is reviewing its alternatives concerning the Nuevo Milenio Property.  These include seeking a new option partner to continue to advance the project as we are focusing on permitting the underground development of the property.  In addition, the Company will continue to advance the recently optioned Las Habas silver-zinc property in Mexico and expend flow-through funds on its mineral property interests in Manitoba and British Columbia.

The Company signed a letter of intent (“LOI”) in April 2010, optioning the Las Habas Project, comprised of 336 hectares located in the State of Sinaloa, Mexico.  The LOI is for a period of three months.  The proposed option agreement outlined in the LOI calls for total payments of US$1 million over a 5-year period and a 2% NSR royalty, payable out of production.

Risks

The Company's continuing operations and underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interest or other interests.  At March 31, 2010, the Company had not made cash payments on two of its mineral property interests in Canada.

Cream Minerals Ltd.

Annual and Quarterly Report

Year Ended March 31, 2010 and

Three Months Ended March 31, 2010 (Q4 2010)

The Company had a loss of $1,264,902 for the year ended March 31, 2010, and the Company had a working capital deficiency, defined as current assets less current liabilities, as at March 31, 2010, of $1,942,480, with an accumulated deficit of $29,192,869.

The Company's annual consolidated financial statements for the years ended March 31, 2010, 2009 and 2008 do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

The amounts shown as mineral property interests represent acquisition costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values.  Recoverability of the amounts shown for mineral property interests is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

At March 31, 2010, the Company has a significant working capital deficiency.  The deficiency is primarily related to loans payable to Frank Lang of $1,057,100, which includes $337,100 of interest bearing loans and additional cash advances.  All debt owing to Mr. Lang is unsecured.

It is estimated that it may require approximately $2.5 million in total working capital to operate the Company and repay the advances from Mr. Lang over the next fiscal year, as well as settle other outstanding debts of the Company.  At this time Mr. Lang has given no indication he will request re-payment of the monies owed to him and has indicated he will continue to support the Company as he is reasonably able to do so including delaying repayment of monies owed to him until such time that the Company can comfortably discharge its debts.  The Company continues to review alternatives that would not impose an unreasonable burden on the Company or its shareholders to settle debts to third party creditors.

The Company's exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Cream believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing remediation activities on an on-going basis.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.

The low price of Cream's common stock limits the Company's ability to raise additional capital by issuing additional common shares.  There are several reasons for these effects.  First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks.  Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, broker's commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks.  As a result, Cream's shareholders pay transaction costs that are a higher percentage of their total share value than if Cream's share price were substantially higher.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company's continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

Cream Minerals Ltd.

Annual and Quarterly Report

Year Ended March 31, 2010 and

Three Months Ended March 31, 2010 (Q4 2010)

Investing Activities and Capital Expenditures

Current assets increased to $347,191 at March 31, 2010, an increase from $215,920 at March 31, 2009.  The market value of investments in marketable securities was $4,611 at March 31, 2010, compared to $2,850 at March 31, 2009.  The marketable securities held are highly volatile.  At March 31, 2010, the book value of these publicly traded securities is $31,704 (March 31, 2009 - $31,704).  Investments include shares with a book value of $30,796 (March 31, 2009 - $30,796) that are investments in companies with officers and directors in common with the Company.

Capital Resources

Stock Options

The Company has a 10% rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company may issue up to 6,471,699 common shares under the plan.  At March 31, 2010, the Company had 4,851,500 stock options outstanding, a decrease from 5,427,600 at March 31, 2009.  During the period, 416,100 stock options expired, unexercised, and 160,000 stock options were forfeited.

The Company's stock option plan provides for immediate vesting of or vesting at the discretion of the Company.  Stock options granted during the year ended March 31, 2009, vested immediately, other than those granted to investor relations' consultants, which vested at 25% immediately, and 25% every six months thereafter for 150,000 of the stock options and 25% every three months following the date of grant for 60,000 of the stock options granted.  There were no stock option grants in fiscal 2010.

The Black-Scholes option valuation model (“B-S model”) was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company's stock options are not transferable and cannot be traded, thus the B-S model may over-estimate the actual value of the options that the Company has granted.  The B-S model also requires an estimate of expected volatility.  The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.  Changes in the subjective input assumptions can impact the fair value estimate.

Without continued external funding to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company's ability to operate as a going concern.  Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

Subsequent to March 31, 2010, the Company completed a private placement of a total of 22,963,214 units at a price of $0.07 per unit for gross proceeds of $1,607,425.  Each unit is comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for a period of 24 months at the exercise price of $0.10 for a period of 12 months from the date of issue of the warrant and at a price of $0.15 for the remaining 12-month period.

Compensation was paid to certain eligible arms-length parties in an amount equal to 10% of the total proceeds raised from the sale of the units to subscribers, and payable at their election in cash or units of the Company or a combination thereof.  A cash commission of $59,185 was paid, and a total of 144,000 finder's units were issued.  The finder's units have the same terms as the units.

Cream Minerals Ltd.

Annual and Quarterly Report

Year Ended March 31, 2010 and

Three Months Ended March 31, 2010 (Q4 2010)

If the Company's common shares trade at or above $0.30 per share for 10 consecutive trading days, the Company may, at its discretion, accelerate the expiration of the warrants (and including the warrants forming part of the finder's units) by providing notice in writing to the holders of such securities, whereby such warrants will expire within 30 days from the date of such written notice.

Mr. Frank A. Lang, a director and the Chairman of the Company, has acquired 5,100,000 units in the private placement for the subscription price of $357,000.

1.8

Off-Balance Sheet Arrangements

None.

1.9

Transactions with Related Parties

Services rendered in the years ended March 31,	2010	2009	2008
Quorum Management and Administrative Services Inc. (a)	$ 405,026	$ 387,673	$ 317,888
Director (e)	52,299	US$120,000	US$102,000
Lang Mining Corporation (b)	--	90,000	120,000
Consulting (d)	30,000	30,000	16,500
Finance costs (c)	21,282	29,646	154,010

Balances at March 31,	2010	2009
Balances payable to (g):
Quorum Management and Administrative Services Inc. (a)	$ 276,333	$ 163,794
Directors (e, h)	232,564	195,381
Lang Mining Corporation (b)	94,500	94,500
Ainsworth Jenkins - Casierra project (c)	39,109	47,253
Mr. Frank A. Lang, interest bearing (c)	337,100	200,000
Mr. Frank A. Lang, advances (c)	720,000	720,000
Mr. Frank A. Lang, accrued interest (c)	44,272	22,990
Mr. Frank A. Lang, expenses payable	7,209	3,610
	$ 1,751,087	$ 1,447,528

(a)

Management, administrative, geological and other services are provided by Quorum, a private company held jointly by the Company and other public companies to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a one-third interest in Quorum.  Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, the president of the Company.  Lang Mining has provided management services to the Company at a rate of $10,000 per month since November 1, 2006.  At December 31, 2008, the fees were terminated until the financial situation of the Company has stabilized and the provision of any future management fees is determined.

Cream Minerals Ltd.

Annual and Quarterly Report

Year Ended March 31, 2010 and

Three Months Ended March 31, 2010 (Q4 2010)

(c)

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which held an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

In November 2007, the Company received regulatory approval to issue Frank A. Lang, a total of 411,764 common shares as bonus shares in lieu of interest to that date in consideration of a loan agreement, for which Mr. Lang initially advanced $700,000 to the Company without interest or repayment terms.  The value of these shares was calculated at $140,000.  Pursuant to the terms of the loan agreement, the Company commenced paying interest to Mr. Lang on a per annum rate of six percent (6%).  Interest is payable quarterly commencing ninety (90) days from the date of regulatory approval, and interest payments will be payable every ninety (90) days thereafter until the loan is repaid in full.  To March 31, 2010, Mr. Lang has been repaid $500,000 (March 31, 2009 - $500,000) of this interest-bearing loan.  The loan and accrued interest thereon may be prepaid by the Company in whole or in part at any time and from time to time, without penalty.

Mr. Lang has advanced an additional $720,000 to March 31, 2010, which has been advanced without interest or repayment terms.  All debt owing to Mr. Lang is unsecured.  During the year ended March 31, 2010, Mr. Lang also advanced $137,100 to the Company, with interest payable at 1% per month, with no specified terms of repayment.  Of these advances, $201,900 was applied to the private placement closed subsequent to March 31, 2010.

(d)

Consulting fees were paid or have been accrued, indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through Quorum, and are also included in the balance for services provided by Quorum.  Any amount owing to Kent Avenue Consulting Ltd. is owed to Quorum, and so is included in the net payable to Quorum.

(e)

Fees were paid or accrued to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$10,000 per month for administrative and geological services in fiscal 2008 and 2009.

(f)

The Company's investments in public companies include shares of Emgold Mining Corporation, Sultan, and ValGold, companies with directors and/or management in common with the Company. The Company also holds interests in the Stephens Lake property jointly with Sultan and ValGold.

(g)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand, except where otherwise noted.

(h)

All related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

1.10

Fourth Quarter

Three Months Ended March 31, 2010 (“Q4 2010”), Compared to Three Months Ended March 31, 2009 (“Q4 2009”)

For the three months ended March 31, 2010, Cream incurred a loss of $237,172 or $0.00 per common share, compared to a loss of $378,883, or $0.01 per common share for the three months ended March 31, 2009 (“Q4 2009”).  Total general and administrative expenses, not including exploration costs, before interest income, were $227,196 in Q4 2010 as compared to $211,357 in Q4 2009.  In Q4 2010, there was a $22,991 gain on foreign exchange related to transactions associated with operations in Mexico compared to a loss of $284 in Q4 2009, when the Company was operating in Mexico and Sierra Leone.

Cream Minerals Ltd.

Annual and Quarterly Report

Year Ended March 31, 2010 and

Three Months Ended March 31, 2010 (Q4 2010)

	Three months ended March 31,
	2010	2009
Expenses
Amortization	$ 216	$ 217
Exploration costs	61,714	70,761
Finance costs	(49,701)	5,662
Foreign exchange losses / (gains)	(22,991)	284
Legal, accounting and audit	13,200	22,335
Management and consulting fees	7,500	2,500
Office and administration	47,631	43,492
Salaries and benefits	39,566	81,909
Shareholder communications	53,163	53,965
Stock-based compensation	--	162,554
Travel and conferences	1,998	893
Write-down of mineral property interests	227,196	--
Interest income	2,245	(100)
Loss before future income tax recovery	(258,309)	(444,585)
Future income tax recovery	21,137	65,702
Loss for the period	(237,172)	(378,883)
Loss per common share – basic and diluted	$ (0.00)	$ (0.01)

Mineral property write-downs in Q4 2010 include acquisition costs on the Lucky Jack claims in British Columbia and the license fee on the marine license in Sierra Leone totalling $227,196.  There were no mineral property write-downs in Q4 2009/

Finance costs decreased from $5,662 in Q4 2009 to a recovery of $49,701 in Q4 2010.  An interest accrual for drilling costs in Mexico had been accrued for an unpaid invoice, and the Company had recorded the liability.  The invoice was paid, no interest was paid, and the accrued interest was reversed.

Legal, accounting and audit fees decreased from $22,335 in Q4 2009 to $13,200 in Q4 2010, primarily due to a decrease in legal fees.  Salaries and benefits decreased from $81,909 in Q4 2009 to $39,566 in Q4 2010.  Salaries and benefits are based on time incurred in each fiscal quarter, and timing of work will affect the expense in each quarter.  Non-cash stock-based compensation related to vesting of stock options granted to directors, consultants and employees in Q4 2010 is nil compared to $162,554 in Q4 2009.  There were no stock options granted in Q4 2010.

Shareholder communications remained at the same level due to cash constraints - $53,163 in Q4 2010 compared to $53,965 in Q4 2009.  This includes consulting fees paid to Robert Paul.

Travel and conference costs of $1,998 in Q4 2010 compare to $893 in Q4 2009.

1.11

Proposed Transactions

There is no proposed asset or business acquisition or disposition, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

Cream Minerals Ltd.

Annual and Quarterly Report

Year Ended March 31, 2010 and

Three Months Ended March 31, 2010 (Q4 2010)

1.12

Critical Accounting Estimates

As at March 31, 2010, the Company was a venture issuer. Critical accounting estimates used in the preparation of the consolidated financial statements include the Company's estimate of recoverable value of its mineral properties as well as the value of stock-based compensation.  Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company's control.  The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company's control and will depend upon a variety of factors including the market value of the Company's shares and financial objectives of the stock-based instrument holders.  The future volatility is also uncertain and the model has its limitations.  The Company uses the B-S option pricing model to estimate a value for these options.

The Company's recoverability of the recorded value of its mineral properties is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

Measurement uncertainty and impairment assessments

The Company is currently in the exploration stage on its mineral property interests and has expenses its exploration costs.  The mineral property costs that are capitalized relate to mineral property acquisition costs.  At March 31, 2010, the carrying value of mineral property interests reflects the acquisition costs of surface rights and option payments on mineral property interests.

As at March 31, 2010, the Company determined that impairment indicators existed, based on the Company's ability to raise financing and as a result, significant changes in the Company's work programs on its mineral property interests.  The Company completed an impairment assessment for each of its mineral property interests.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on the nature and amount of recent exploration amounts expensed, management's intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.  The Company determined that it would abandon the offshore claim in Sierra Leone, and as no work has been conducted on the Lucky Jack Claims in British Columbia, has written down the carrying cost of the Lucky Jack Claims to $1.  It is management's opinion that the carrying value of the remaining properties is supported by recent exploration expenditures in excess of the properties' carrying values and the Company's near-term exploration plans.  Although management believe that estimates applied in these impairment assessments are reasonable, such estimates are subject to significant uncertainties and judgments.

1.13

Critical Accounting Policies and Changes in Accounting Policies

The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standard were adopted on a retroactive basis with no restatement of prior period financial statements.

Cream Minerals Ltd.

Annual and Quarterly Report

Year Ended March 31, 2010 and

Three Months Ended March 31, 2010 (Q4 2010)

(i)

Goodwill and intangible assets

The CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Intangible Assets”, and Section 3450, “Research and Development Costs”.  This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  On April 1, 2009, the Company adopted the new sections, with no impact on its financial statements.

(ii)

Credit risk and the fair value of financial assets and financial liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”.  The EIC provides guidance on how to account for the credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.  On April 1, 2009, the Company adopted the EIC, with no impact on its financial statements.

(iii)

Mining exploration costs

In March 2009, the CICA issued EIC 174, “Mining Exploration Costs”, which provides guidance on the accounting and the impairment review of exploration costs.  The Company has applied this EIC in its assessment of the carrying value if its mineral property interests reflected in these consolidated financial statements.

 (iv)

Financial instruments – disclosures

In June 2009, the CICA Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”) was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.  The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The Company adopted this amended standard in 2009.

(v)

Capital disclosures

CICA Section 1535 established standards for disclosing information about an entity's capital and how it is managed. Under this standard the Company is required to disclose the following, based on the information provided internally to the entity's key management personnel:

-

qualitative information about its objectives, policies and process for managing capital;

-

summary quantitative data about what it manages as capital;

-

whether during the period it complied with any externally imposed capital requirements to which it is subject; and

-

when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Cream Minerals Ltd.

Annual and Quarterly Report

Year Ended March 31, 2010 and

Three Months Ended March 31, 2010 (Q4 2010)

Accounting standards issued but not yet effective

(i)

Business combinations

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations.  Section 1582 establishes principles and requirements of the acquisition method and related disclosures.  In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling interests, which replaces the existing guidance.  Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted.

Section 1582 is equivalent to the corresponding provisions of IFRS 3R.  Sections 1601 and 1602 are equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008).  The new sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's identifiable net assets.  The new sections also require non-controlling interest to be presented as a separate component of shareholders' equity.

Under Section 1602, non-controlling interest income is not deducted in arriving at consolidated net income or other comprehensive income.  Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interest based on relative ownership interests.  These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582.

(ii)

International Financial Reporting Standards (“IFRS”)

In 2006, the Accounting Standards Board (AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to apply IFRS.  The changeover is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of April 1, 2011, will require the restatement of comparative amounts reported by the Company for the year ending March 31, 2011.

The Company's IFRS conversion plan will include consideration of the impacts of IFRS on the Company's consolidated financial statements, internal control over financial reporting, information systems and business activities such as income and expenses denominated in currencies in other than United States dollars, compensation metrics, and personnel and training requirements.  Management expects minimal impact on information systems and compensation metrics will arise from converting to IFRS.

The IFRS conversion plan will include a high level impact assessment of IFRS effective in 2010, as relevant to the Company.  This initial assessment will identify those standards of high or medium priority to the Company, based on a number of factors pertinent to the Company.  The International Accounting Standards Board has activities currently underway which may, or will, change the standards effective upon the Company's adoption of IFRS, and therefore may impact this initial high level assessment.  The Company will assess any such change as a component of its detailed impact assessment and update its IFRS conversion plan as appropriate.

The Company will review in detail any areas that they have determined may have a high or medium level of impact on the Company's consolidated financial statements.  This phase involves detailed review of IFRS relevant to the Company and identification of all differences between existing Canadian GAAP and IFRS, along with quantification of impact on key line items and disclosures.  The phase includes identification, evaluation and selection of accounting policies necessary for the Company's conversion to IFRS and evaluation of the impact on outstanding operational elements such as budgeting.  The Company has commenced a high level review but has not yet outlined a detailed review of IFRS relevant to the Company and identification of key differences.  The Company expects to complete this before the end of the third quarter of fiscal 2011.

Cream Minerals Ltd.

Annual and Quarterly Report

Year Ended March 31, 2010 and

Three Months Ended March 31, 2010 (Q4 2010)

Once the areas that will require detailed review are identified, the Company will make the required changes for conversion to IFRS into the underlying financial close and reporting process and business processes.  This will include finalization and approval of accounting policy changes, collection of financial information necessary to prepare IFRS compliant consolidated financial statements, implementation of additional internal controls, and preparation and approval of completed IFRS consolidated financial statements.  The IFRS changeover is expected to impact the presentation and/or valuations of balances and transactions in the Company's quarterly and annual consolidated financial statements and related notes effective April 1, 2011, including comparative figures for the year ended March 31, 2011.  The Company has commenced its high-level diagnostic and once it is complete, the Company will be able to describe or quantify the effects on its consolidated financial statements.

1.14

Financial Instruments and Other Instruments

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost.  Cash is designated as held-for-trading and measured at fair value.  Accounts receivable and are designated as loans and receivables and measured at amortized cost.  Accounts payable and due to related parties are designated as other financial liabilities and measured at amortized cost.

The fair values of the Company's financial liabilities may be below carrying values due to the liquidity issues of the Company, as indicated by the $1,942,480 working capital deficiency at March 31, 2010.  The fair values of the Company's accounts receivable and due from related parties approximate their carrying values at March 31, 2010, due to their short-term nature.

The fair values of the Company's financial instruments measured at March 31, 2010, constitute Level 1 measurements for its cash within the fair value hierarchy and Level 2 measurements for its short-term investments defined under Canadian GAAP.

The Company recognized interest income during the year ended March 31, 2010, totalling $4,658, which represents interest income relating to British Columbia government mineral exploration tax credits received.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company's maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

March 31, 2010
Accounts and other receivables -
Currently due	$ 119,085
Past due by 90 days or less, not impaired	--
Past due by greater than 90 days, not impaired	--
119,085
Cash	228,106
$ 347,191

Cream Minerals Ltd.

Annual and Quarterly Report

Year Ended March 31, 2010 and

Three Months Ended March 31, 2010 (Q4 2010)

Substantially all of the Company's cash is held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant.  Those financial assets that potentially subject the Company to credit risk are any receivables.  The Company has increased its focus on credit risk given the impact of the current economic climate.  The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held.  In the year ended March 31, 2010, no material provision has been recorded in respect of impaired receivables.  The Company's maximum exposure to credit risk as at March 31, 2010, is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.  The Company coordinates this planning and budgeting process with its financing activities through the capital management process in normal circumstances.  Due to the lack of liquidity and working capital deficiency, management has increased its focus on liquidity risk given the impact of the current economic climate on the availability of finance.  During the year ended March 31, 2010, the Company did not raise any significant amounts of equity.  Subsequent to March 31, 2010, the Company completed a private placement of 22,963,214 common shares for gross proceeds of $1,607,425.  The Company's financial liabilities are comprised of its accounts payable and accrued liabilities and amounts due to related parties, the contractual maturities of which at March 31, 2010, are summarized as follows:

2010
Accounts payable and accrued liabilities with contractual maturities –
Within 90 days or less	$ 538,584
In later than 90 days, not later than one year	--
Due to related parties with contractual maturities
Within 90 days or less	1,751,087
In later than 90 days, not later than one year	--

Interest rate risk

The Company has no significant exposure at March 31, 2010, to interest rate risk through its financial instruments.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada and Mexico and a portion of its expenses are incurred in U.S. dollars and in Mexican pesos.  A significant change in the currency exchange rates between the Canadian dollar and these currencies could have an effect on the Company's results of operations, financial position or cash flows.

Cream Minerals Ltd.

Annual and Quarterly Report

Year Ended March 31, 2010 and

Three Months Ended March 31, 2010 (Q4 2010)

The Company has not hedged its exposure to currency fluctuations.  At March 31, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in Mexican pesos and U.S. dollars, but presented in Canadian dollar equivalents.

	March 31, 2010	March 31, 2009
U.S. Dollars
Cash	37,494	53,239
Accounts payable and accrued liabilities	(357,361)	(223,038)
Mexican Pesos
Cash	21,288	33,384
Value added taxes recoverable	139,557	176,794
Accounts payable and accrued liabilities	(228)	(127,487)

Based on the above net exposures at March 31, 2010, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $31,682 (2009 - $16,980) in the Company's loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $16,061 (2009 - $8,269) in the Company's loss from operations.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk.  The Company had no cash equivalents at March 31, 2010.  In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact on the value of cash equivalents.  Interest rate risk is not significant to the Company as it has no cash equivalents at year end.  As at March 31, 2010, with other variables unchanged, a 1% change in the variable interest rates would have had an insignificant impact on the loss of the Company.

Management of capital

The Company manages its capital structure, consisting of share capital and cash, in order to have funds available to support its exploration activities and sustain the future development of the business.

The Company's capital management approach is revised on an ongoing basis and reflects adjustments in the light of economic conditions affecting metal markets and the mining industry in particular.  To maintain or adjust the capital structure, the Company may issue new shares, options and warrants, and issue debt.

The Company expects that it will be necessary to raise additional capital in the near term in order to proceed with its exploration plans.

There were no changes in the Company's approach to capital management during the year.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

1.15

Other MD& A Requirements

See the audited consolidated financial statements for the years ended March 31, 2010, 2009 and 2009.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1

Additional Disclosure for Venture Issuers without Significant Revenue

(a)

capitalized or expensed exploration and development costs

Cream Minerals Ltd.

Annual and Quarterly Report

Year Ended March 31, 2010 and

Three Months Ended March 31, 2010 (Q4 2010)

The required disclosure is presented in the schedule exploration costs attached to the accompanying consolidated financial statements.

(b)

expensed research and development costs

Not applicable.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.2

Disclosure of Outstanding Share Data

The following details the share capital structure as of July 26, 2010, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at July 26, 2010

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

88,324,202 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
715,000	0.165	August 3, 2010
100,000	0.50	June 11, 2011
310,000	0.53	January 29, 2012
1,446,500	0.50	April 18, 2012
150,000	0.50	December 11, 2012
2,130,000	0.12	February 12, 2014

Cream Minerals Ltd.

Annual and Quarterly Report

Year Ended March 31, 2010 and

Three Months Ended March 31, 2010 (Q4 2010)

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Dates
9,334,400	$0.20	January 28, 2011
22,963,214	$0.10/$0.15	April 13, 2011/12
144,000	$0.10/$0.15	April 13, 2011/12

1.16

Other Information

Disclosure controls and internal controls over financial reporting

Management is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed, and reported in an accurate and timely manner in accordance with generally accepted accounting principles.  Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.  There has been no significant change in disclosure controls or in internal controls over financial reporting during fiscal 2010 that has materially affected, or is reasonably likely to affect, the Company's disclosure controls or its internal controls over financial reporting.

Approval

The Board of Directors of Cream Minerals Ltd. has approved the disclosure contained in the Annual MD&A.  A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements and the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.